Exhibit 99.1

YAMANA GOLD ANNOUNCES FIRST QUARTER 2016 RESULTS
--Strong financial performance the result of operational execution and focus on costs and margins--

TORONTO, ONTARIO, May 4, 2016 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) ("Yamana" or "the Company") is herein reporting its financial and operational results for the first quarter 2016, including net earnings of $38.4 million or $0.04 per share, adjusted earnings(1) of $28.8 million or $0.03 per share, and net free cash flow(1,2) of $56.0 million.  Additional highlights are provided as follows:

OPERATIONAL HIGHLIGHTS

•	Total gold production of 308,061 million ounces at by-product cash costs(1) and all-in sustaining costs ("AISC")(1,3) per ounce of $590 and $804, respectively.
•	Silver production of approximately 1.9 million ounces at co-product cash costs and AISC per ounce of $7.71 and $10.64, respectively.
•	Copper production of 25.9 million pounds at co-product cash costs and AISC per pound of $1.54 and $1.85, respectively.

FINANCIAL HIGHLIGHTS

•	Revenue(4) of $430.3 million, a decrease of $27.8 million compared to the first quarter of 2015 due to lower metal prices and planned lower silver and copper production.
•	Net earnings(4) of $38.4 million or $0.04 per share, an increase of $173.6 million or $0.19 per share compared to the first quarter of 2015.
•	Adjusted earnings(1,4) of $28.8 million or $0.03 per share, an increase of $66.3 million or $0.07 per share compared to the first quarter of 2015.
•	Mine operating earnings of $90.0 million, an increase of $51.9 million compared to first quarter of 2015.
•	Cash flows from operating activities after net change in working capital of $122.8 million or $0.13 per share, an increase of $108.4 million or $0.11 per share compared to the first quarter of 2015.
•	Cash flows from operating activities before net change in working capital (1) of $128.1 million or $0.14 per share, an increase of $32.1 million or $0.03 per share compared to the first quarter of 2015.
•	General and administrative expenses of $21.8 million, a decrease of $5.5 million compared to the first quarter of 2015.

(All amounts are expressed in United States dollars unless otherwise indicated.)
1.	Refers to a non-GAAP measure. Reconciliation of non-GAAP measures are available at www.yamana.com/Q12016.
2.
Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period.

3.	From continuing operations attributable to Yamana equity holders.

Key operating and financial statistics for the first quarter 2016 are outlined in the following tables:
KEY STATISTICS
	Three Months Ending Mar 31st
(In millions of United States Dollars except for shares and per share amounts, unaudited)	2016	2015
Revenue	430.3	458.1
Cost of sales excluding depletion, depreciation and amortization	(232.8)	(282.1)
Depletion, depreciation and amortization	(107.5)	(137.9)
General and administrative expenses	(21.8)	(27.3)
Exploration and evaluation expenses	(3.1)	(5.4)
Mine operating earnings	90.0	38.1
Net earnings/(loss) from continuing operations	38.4	(135.2)
Net earnings/(loss) from continuing operations per share	0.04	(0.15)
Adjusted earnings/(loss) from continuing operations	28.8	(37.5)
Adjusted earnings/(loss) from continuing operations per share	0.03	(0.04)
Cash flow generated from continuing operations after changes in non-cash working capital	122.8	14.4
Per share	0.13	0.02
Cash flow from operations before changes in non-cash working capital	128.1	96.0
Per share	0.14	0.11
Average realized gold price per ounce	1,189	1,217
Average realized silver price per ounce	14.94	16.74
Average realized copper price per pound	2.25	2.89

Page | 2

PRODUCTION SUMMARY - FINANCIAL AND OPERATING SUMMARY
	Three Months Ending Mar 31st
	2016	2015
Gold produced	308,061	299,108
Gold sold	299,877	296,167
Silver produced (millions of ounces)	1.93	2.48
Silver sold (millions of ounces)	1.88	2.44
Copper produced - Chapada (millions of pounds)	25.9	26.8
Copper sold - Chapada (millions of pounds)	22.7	26.7

	Three Months Ending Mar 31st
Gold	2016	2015
Cash costs per ounce	$590	$651
Co-product cash costs per ounce	$604	$699
All-in sustaining costs per ounce	$804	$889
All-in sustaining costs per ounce, co-product basis	$786	$898
Silver	2016	2015
Cash costs per ounce	$7.44	$7.46
Co-product cash costs per ounce	$7.71	$8.08
All-in sustaining costs per ounce	$10.64	$11.01
All-in sustaining costs per ounce, co-product basis	$10.42	$11.05
Cash costs per pound of copper - Chapada	$1.54	$1.82
All-in sustaining costs per pound of copper - Chapada	$1.85	$2.14

Page | 3

PRODUCTION BREAKDOWN
	Three Months Ending Mar 31st
Gold Ounces	2016	2015
Chapada	21,039	22,360
El Peñón	56,448	60,526
Canadian Malartic (50%)	73,613	67,894
Gualcamayo	36,603	46,177
Mercedes	24,304	24,270
Minera Florida	25,712	28,113
Jacobina	29,971	18,591
Pilar	21,847	19,153
Fazenda Brasiliero	18,524	12,024
Continuing Operations	308,061	299,108
Ernesto Pau-a-Pique	0	460
TOTAL	308,061	299,568

	Three Months Ending Mar 31st
Silver Ounces	2016	2015
Chapada	59,516	61,942
El Peñón	1,608,237	2,165,201
Mercedes	124,620	113,439
Minera Florida	134,276	142,328
TOTAL	1,926,649	2,482,910

MANAGEMENT UPDATE

The Company is also pleased to announce the promotion of Daniel Racine from the position of Senior Vice President, Northern Operations to the position of Executive Vice President and Chief Operating Officer. In this role, Daniel will assume full oversight responsibility for the Company's operations. Mr. Racine is a registered engineer with L'Ordre des Ingenieurs du Quebec, a professional engineer with Professional Engineers Ontario and a member of the Ontario Society of Professional Engineers. He has upwards of 30 years of experience in the mining sector having held senior roles including the President and Chief Operating Officer of an Ontario-based junior gold producer and the Senior Vice President Operations at a senior, large cap gold producer.  Mr. Racine joined Yamana Gold in May 2014 and since that time has focused on managing the Company's interest in the Canadian Malartic Mine in Quebec and the Mercedes mine in Sonora State, Mexico.

Page | 4

Peter Marrone, the Company's Chairman and CEO commented on the appointment as follows: "We are pleased to be able to announce another internal promotion as part of our new streamlined management structure. Daniel has brought a wealth of technical knowledge to the Company and has the capacity to manage more than just our Northern Operations Division. We believe that this change will help facilitate some of the operational improvements initiated and/or implemented in 2015.  We believe that this will help to accentuate our senior executive operating bench strength which includes Gerardo Fernandez managing our Southern Operations Division and Gil Clausen managing our Brio Gold Division.  Further, with the centralization of operations oversight from Toronto, including Gerardo who will transition more of his time to our head office in Toronto, this will afford us more opportunity for our many stakeholders to meet and interact with our operations management."

STRATEGIC UPDATE

On April 29, 2016, the Company completed the acquisition of the Riacho dos Machados gold mine ("RDM") in Minas Gerais State, Brazil, as the last step on a series of transactions that began March 31, 2016. The transaction was completed by the Company's Brio Gold division initiated by the assumption of the rights and interest in a previous loan facility in respect of the RDM mine for approximately $54.5 million, including expenses and a $6 million option payment previously made.

On May 3, 2016, the Company received the $52 million and warrants outstanding following the March 31, 2016 copper purchase agreement signed with Altius Minerals Corporation ("Altius").  The total consideration included advanced payments of $60 million in cash ($8 million of which was due on signing) plus 400,000 Altius warrants.  The agreement provides Altius with the right to receive deliveries of copper referenced to production from the Company's Chapada mine in Brazil. The advanced payments are intended to finance the purchase of RDM.

Subsequent to the period end, the Company entered into zero-cost collar contracts totalling 510.0 million Reais with Brazilian Real to United States Dollar average call and put strike prices of 3.40 and 4.13 respectively, allowing the company to participate in exchange rate movements between those two strikes. These have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates and are evenly split over the next 12 months beginning in May, 2016.

Page | 5

OUTLOOK AND STRATEGY

Since its inception, the Company has taken a portfolio approach to managing its business in which every mine and asset in its portfolio is evaluated based on production, costs, potential and planned returns.  In general, the Company looks at a balance among variables including size and scale, cost, location and opportunity for development and improvement.  In addition, the Company evaluates the amount of management time required by a given asset compared to its inherent value, potential and opportunities associated with the asset.

The Company is currently focused on the maximization of value from its current asset portfolio through the optimization of operations and the advancement of technical initiatives.  At this point in time, no producing assets are considered to be non-core and for sale.

For 2016, the Company will continue to focus on operational execution, namely tracking or exceeding operational guidance, as it advances efforts to create further value within its portfolio.  First quarter operational performance was in line with expectations for the quarter and the Company is well positioned to deliver on production and cost guidance for the full year, based on current assumptions.  Production, as customary, is expected to increase throughout the year with second half production expected to be higher than first half production.  Local costs are also expected to improve in the second half with significant decreases expected from Southern Operations.

The Company is targeting continuous production growth, and will continue to evaluate opportunities for optimizations and other operational improvements across its portfolio to further increase its production profile.  The Company will also continue to pursue organic production growth opportunities from the Cerro Moro project, Chapada expansion, Canadian Malartic developments, Monument Bay project, Kirkland Lake opportunities and the Deep Carbonates project at Gualcamayo.  In addition, the Company remains committed to advance developments within its Brio Gold division over the course of 2016, as it focuses on how these assets best contribute to shareholder value.

The Company remains committed to debt reduction and cost improvements.  Following net debt reduction of approximately $286 million during 2015, the Company plans to further decrease debt by at least $300 million between 2016 and 2017. This will be achieved through organic generation of cash flow and other available means. While there are not any finalized plans in respect of asset monetization initiatives, the Company continues to consider the many alternatives available to it.

Page | 6

The Company believes in maintaining a strong balance sheet and ensuring financial flexibility through the prudent use of its revolving credit facility.  Furthermore, the debt maturity profile remains very manageable and well positioned, especially in the short- to medium-term with a total of $113 million scheduled debt payments by the end of 2017.  The Company is ultimately targeting a Net Debt/EBITDA ratio of between 1.5 to 2.0 times, which it believes to be prudent financial policy and planning.  The Company expects improvements in the Net Debt/EBITDA ratio starting in 2016 as debt reduction initiatives continue and EBITDA increases on higher production. During the transition to this target level, leverage between 2.0 and 2.5 times is expected.

The Company expects to achieve its target debt levels through organic generation of cash flow from the growing production profile in the second half of the year, underpinned by higher prevailing gold prices that have improved to over $1,250 per ounce since the end of the first quarter.  Further improvements in the gold price will advance and accelerate these goals.  The following table provides a summary of Net Free Cash Flow (a non-GAAP measure) during the period:

	Three Months Ending Mar 31st
For the three months ended March 31, (In millions of US Dollars)	2016	2015
Cash flows from operating activities of continuing operations	122.8	14.4
Less: Non-discretionary items related to the current period
Sustaining capital expenditures	(49.7)	(50.1)
Interest and finance expenses paid	(17.1)	(18.5)
Net Free Cash Flow	56.0	(54.2)

The Net Free Cash Flow for the quarter provides a strong starting position for the year.  Discretionary capital expenditures for the quarter included expansionary capital of $20.2 million, exploration capital of $17.0 million and other asset acquisitions of $1.8 million.  Cash flows used in investing activities include a $7.8 million cash outflow on the settlement of foreign exchange derivatives related to the fourth quarter of 2015.  Additionally, the current period's cash flows from operating activities of continuing operations include an $8 million inflow associated with the advance on the proceeds for the Altius metal purchase agreement, which along with the remaining proceeds from Altius received on May 3, 2016 will more than offset the $54.5 million acquisition of RDM.  Dividends paid in the first quarter of 2016 are related to those declared by the Company in the fourth quarter of 2015 and amounted to $13.9 million.  For the remainder of the year, quarterly dividends are expected to be less than $4.8 million, reflecting the new dividend running rate of $0.005 per share.

Page | 7

As aforementioned, Net Free Cash Flow is expected to increase over the remainder of the year, strengthening the balance sheet and reducing net debt.  This will position the Company for the anticipated increase in expansionary capital as a result of the construction of Cerro Moro, in 2017.  In 2018, as Cerro Morro is commissioned, it will start to significantly add to the operating cash flows of the Company.

The acquisition of RDM, which closed on April 29, 2016, increases the production profile of the Brio Gold division to an initial annualized production at full capacity of approximately 250,000 gold ounces, with a further increase to approximately 350,000 gold ounces assuming the restart of commissioning of C1 Santa Luz.  For 2016, the Company is focused on optimizing production and costs from RDM, thereby improving the production and value of the Brio Gold division.  Among the efforts toward that optimization, a new water storage facility will be built this year to allow for sustained production at RDM.  A critical limitation to full scale mine and plant operation, until now, has been limited water availability due to insufficiency of funds for a water storage facility.  Completion of the facility by end of year will increase production from 55,000 ounces in 2016, with the portion attributable to the Company of 30,000 ounces, to approximately 104,000 ounces in 2018 increasing significantly the cash flow contribution to the Company.

With the addition of RDM to Yamana's portfolio, the Company updated its 2016, 2017 and 2018 gold production guidance and 2016 gold cash cost guidance.

Production guidance does not include production from C1 Santa Luz, which would not begin until 2017, subject to completion of technical studies by mid-2016, increased production at Canadian Malartic from the Barnat extension, which would not begin until 2018, subject to receipt of required permits which are in progress, and any further increases in production at other mines as a result of optimizations that are under review.  Further information will be provided as these technical studies are completed for C1 Santa Luz and receipt of permits for Canadian Malartic.

Page | 8

The following tables provide updated consolidated production, cash cost and AISC guidance for 2016, as well as updated production guidance for 2017 and 2018 including the expected acquisition of RDM.

2016 – 2018 Consolidated Production Guidance
	2016E	2017E	2018E
Total gold production (million oz.)	1.264 - 1.335	1.378	1.455
Total silver production (million oz.)	6.915 - 7.173	6.94	10.45
Total copper production (million lbs.)	122-125	122	115

Consolidated gold production guidance increased by 30,000 ounces, 85,000 ounces and 104,000 ounces in 2016, 2017 and 2018, respectively due to the addition of production from RDM.

2016 Consolidated Cash Cost and AISC Guidance
	Co-Product(1)			By-Product(1)
	Gold	Silver	Copper	Gold	Silver
Consolidated cash costs (per oz.)	$615	$7.25	$1.32	$535	$6.20
Consolidated AISC (per oz.)	$845	$10.75	$1.60	$805	$10.20
1.	Costs are expected to increase in the second quarter versus the first quarter before normalizing at lower levels in the second half of the year. This is mostly related to the timing of investments and development. Fluctuations of local currencies can have a significant impact on costs.

FIRST QUARTER FINANCIAL AND OPERATIONAL RESULTS

Financial results for the three months ended March 31, 2016
Net earnings from continuing operations attributable to Yamana equity holders for the three months ended March 31, 2016 were $38.4 million or $0.04 per share basic and diluted, compared to net loss of $135.2 million or $0.15 per share basic and diluted for the three months ended March 31, 2015.

Adjusted earnings (a non-GAAP measure) from continuing operations were $28.8 million or $0.03 per share for the three months ended March 31, 2016, compared to adjusted loss of $37.5 million or $0.04 per share for the same period of 2015.  Mine operating earnings for the three months ended March 31, 2015 were $90 million, compared to $38.1 million for the same period in 2015.  Adjusted earnings and mine operating earnings for the period were higher due to higher sales of gold, partly offset by lower sales of silver and copper, lower realized metal prices of approximately 2% for gold, 11% for silver and 22% for copper and lower depletion, depreciation and amortization ("DDA").

Page | 9

Income tax recovery for the three months ended March 31, 2016 was $24.6 million, compared to an income tax expense of $101.6 million for the same period in 2015.

Revenue for the three months ended March 31, 2016 was $430.3 million, compared to the $458.1 million for the same period of 2015, as a result of lower sales quantities of silver and copper and lower metal prices.  Revenue for the first quarter was generated from the sale of 299,877 ounces of gold, 1.9 million ounces of silver and 22.7 million pounds of copper.  This compares to sales of 296,167 ounces of gold, 2.4 million ounces of silver and 26.7 million pounds of copper for the three months ended March 31, 2015.

The average realized price of gold in the first quarter of 2016 was $1,189 per ounce compared to $1,217 per ounce for the same quarter in 2015, or 2% lower and the average realized silver price was $14.94 per ounce compared to $16.74 per ounce for the same quarter in 2015, or 11% lower.  The average realized price of copper was $2.25 per pound compared to the $2.89 per pound for the first quarter in 2015, or 22% lower.

Cost of sales excluding depletion, depreciation and amortization for the three months ended March 31, 2016 was $232.8 million, compared to $282.1 million for the same period in 2015.  Cost of sales excluding DDA for the first quarter was lower than that of the same period in 2015 reflecting cost reduction initiatives implemented, lower silver and copper sales volume and the devaluation of foreign currencies in which the Company operates.

DDA expense for the three months ended March 31, 2016 was $107.5 million, compared to $137.9 million for the same period of 2015.  DDA expense is lower than the comparative period due to lower silver and copper sales volume and reflects the lower asset book values due to the impairment charges recorded in the fourth quarter of 2015.

Other expenses and income include general and administrative, exploration and evaluation, other expenses and net finance expense totalling $76.2 million for the three months ended March 31, 2016, compared to $71.7 million for the same period in 2015, largely impacted by the foreign exchange movement during the period, despite decreases in other expenses and income components:

Page | 10

General and administrative expenses were $21.8 million more than 20% lower compared to $27.3 million for the same period in 2015. Results reflect the cost containment initiatives undertaken by the Company in response to the current economic environment.  The Company anticipates annual G&A to be $100 million as previously guided.

Exploration and evaluation expenses were $3.1 million, compared to $5.4 million for the same period in 2015.  Lower exploration and evaluation expenses, relative to 2015, is the result of increased near mine exploration with an end goal of mineral reserve and mineral resource expansion and a decreased emphasis on greenfield exploration.

Other expenses were $3.7 million, compared to $27.8 million for the same period of 2015.  Other expenses in 2015 include increases in provisions with no current period comparative.  Additionally, other expenses include higher mark-to-market gains during the period on the Company's warrants obtained through the Sandstorm agreement.

Net finance expense was $47.6 million compared to net finance expense of $11.2 million for the same period in 2015.  Higher net finance expense reflects unrealized losses of $7.8 million on derivatives in the current year, compared to a smaller loss on derivatives for the comparative period in 2015.  Copper derivative loss is related to the Company's risk mitigation policy adopted to minimize the price risk related to concentrate receivables. This loss is partially offset by the metal price adjustments gain of $5.3 million for concentrate revenue included in the revenue line.   Net finance expense also includes a predominately non-cash unrealized foreign exchange loss of $12.9 million, compared to a gain of $22.0 million for the comparative period in 2015.

Operating Results for the three months ended March 31, 2016

Gold
First quarter production was 308,061 ounces of gold, higher by 3%, compared to 299,108 ounces of gold produced from continuing operations in the first quarter of 2015.  Significant quarterly increases over the first quarter of 2015 includes an increase of 61% at Jacobina, 8% at Canadian Malartic, 54% at Fazenda Brasileiro and 14% at Pilar. Continuing improvements at Mercedes and Jacobina also resulted in 19% and 4% higher production respectively, compared to the fourth quarter of 2015.

Page | 11

Cash costs from continuing operations (a non-GAAP measure) for the first quarter of 2016 averaged $590 per ounce of gold, compared to $651 per ounce of gold in the first quarter of 2015.  Cash costs were 9% lower than the comparative period in 2015 due to several ongoing cost containment initiatives, the devaluation of foreign currencies in which the Company operates and higher production, partly offset by lower by-product copper credit due to lower copper prices and quantities sold.  Co-product cash costs from continuing operations (a non-GAAP measure) for the first quarter were $604 per ounce of gold, compared to $699 per ounce of gold for the first quarter of 2015, representing a 14% decrease.

All-in sustaining costs from continuing operations ("AISC", a non-GAAP measure) were $804 per ounce of gold, lower by 10% compared to $889 per ounce of gold in the first quarter of 2015.  On a co-product basis, AISC from continuing operations were $786 per ounce of gold for the first quarter, compared to $898 per ounce of gold for the first quarter of 2015, representing a 12% decrease.  In the quarter, there were three debits that offset the copper credit which resulted in higher by-product AISC as compared to co-product AISC which were lower.  These debits relate to i) a one-time change in approach to intra-quarter quotational period hedging (expected to reduce the variability of quotational period adjustments in the future); ii) a metals in concentrate quantity adjustment in the first quarter (which may also occur in future quarters); and iii) a one-time buildup of copper inventory for delivery of copper pursuant to the Sandstorm Gold Ltd. metal purchase agreement.

Silver

First quarter silver production was 1.9 million ounces, compared to the 2.5 million ounces in the same quarter of 2015.  Mine sequence at certain locations continues to extract from areas with lower silver grades. Production was in line with expectations for silver.  Continuing improvements at Mercedes also resulted in 22% and 10% higher silver production, compared to the fourth and first quarters of 2015, respectively.

Cash costs for the first quarter of 2016 were $7.44 per ounce of silver, in line with the $7.46 per ounce of silver in the first quarter of 2015.  Cash costs on a co-product basis for the first quarter were $7.71 per ounce of silver, compared to $8.08 per ounce of silver in the first quarter of 2015 or 5% lower.  Co-product cash costs per ounce of silver were also 2% lower during the quarter, compared with the fourth quarter of 2015.

Page | 12

Copper

Total copper production for the first quarter of 2016 was above expectations at 25.9 million pounds, compared to 26.8 million pounds for the same period of 2015. Copper production continues to be expected at an increasing trend for the remainder of 2016.

Co-product cash costs per pound of copper (a non-GAAP measure) were $1.54 per pound from the Chapada mine, compared to $1.82 per pound of copper in the first quarter of 2015, representing a 15% decrease.

Chapada, Brazil

Chapada gold and copper production were both above plan and operational improvement efforts advanced, allowing Chapada to deliver on expectations in the first quarter of 2016. Over the course of the first half of 2016, these operational improvement efforts are expected to result in increases in recoveries and plant throughput with minimal capital expenditures and external expenditures reductions.  In particular, the retrofit of the first line of the flotation circuit was completed in March and the second line was retrofitted in April, which will allow the increased recovery to impact the majority of the second quarter.  The new flotation cells, which are of the forced-air type instead of the self-aspirated type previously used, are expected to improve overall flotation recoveries, costs and plant availability.  Preliminary results show an increase in recoveries of approximately 3% which are consistent with expectations and the potential for further improvements have been identified using the improved operational foundation the new cells provide. Other initiatives in the crushing and grinding circuit are aimed towards increasing available time and utilization in these areas. The impact of the two aforementioned improvements, along with expected increased grades, will result in higher production in the second half of the year with an approximate split of 45:55.

Chapada produced 21,039 ounces of gold and 59,516 ounces of silver for the first quarter of 2016, compared to 22,360 ounces of gold and 61,942 ounces of silver in the first quarter of 2015.  Co-product cash costs were $396 per ounce of gold and $2.83 per ounce of silver in the first quarter of 2016, compared to $458 per ounce of gold and $3.62 per ounce of silver in the first quarter of 2015.

Lower gold and copper production, compared to the first quarter of 2015, was due to lower copper feed grades and lower recoveries, partially offset by higher throughput.  In January and February of 2016, the region experienced abnormally high amounts of rain, affecting the mining of ore from the pits and forcing increased plant feed from low grade stockpiles.  This resulted in lower recoveries offset by higher throughput due to reduced hardness.  By contrast, the first quarter of 2015 was unusually dry, allowing higher ore extraction from the mines which resulted in better blending opportunities that maximized recoveries in that period.

Page | 13

Cash costs for the first quarter were impacted by a 22% decline in the realized price of copper resulting in a lower by-product credit for the first quarter of 2016, compared to the first quarter of 2015. Lower co-product cash costs for gold and copper compared to the first quarter of 2015 despite lower production is the result of further depreciation of the Brazilian Real and the implementation of several cost reduction initiatives implemented in 2015 which continue into 2016 as described above.

Copper production was 25.9 million pounds in the first quarter of 2016, compared to production of 26.8 million pounds of copper in the first quarter of 2015.  Co-product cash costs for copper were $1.54 per pound in the first quarter of 2016, compared to $1.82 per pound in the same quarter in 2015.

El Peñón, Chile

At El Peñón, first quarter production was in line with plan and initiatives to improve mine development, productivity and reduce external expenditures continued to advance. Efficiency improvements were evidenced during the quarter as mine development metres came in at more than 10% the established base line.  Additionally, efforts to improve overall mining efficiency and improvements in recovery were initiated, some of which began to show results toward the end of the quarter.  El Peñón is positioned to meet production guidance for the full year while continuing to focus on improving operational efficiency and cost reductions. Lower gold production, relative to the first quarter of 2015 resulted from lower throughput consistent with the mining sequence, partly offset by higher grade and recovery.  Silver production was lower in the first quarter of 2016 due to lower planned feed grade.

El Peñón produced 56,448 ounces of gold and 1.6 million ounces of silver in the first quarter of 2016, compared to 60,526 ounces of gold and 2.2 million ounces of silver in the same period of 2015.  Cash costs were $586 per ounce of gold and $7.69 per ounce of silver in the first quarter of 2016, compared to $596 per ounce of gold and $7.94 per ounce of silver in first quarter of 2015.

Page | 14

Despite lower production for both gold and silver, cash costs per ounce during the quarter were lower, compared to the first quarter of 2015, assisted by cost reductions implemented and the devaluation of the Chilean Peso.

Exploration in 2016 at El Peñón aims to extend mine life and promptly bring into production near mine discoveries. In particular, the focus during the first half of 2016 is on extensions of known veins in Pampa Augusta Victoria, Quebrada Colorada and Bonanza, along with the medium term targets such as Tres Tontos W, Cerro Pampa Providencia and Borde Norte and developing targets at Cerro Tostado and Dorado SW.

Canadian Malartic (50% interest), Canada

At Canadian Malartic, first quarter production results met expectations and was in line with the fourth quarter of 2015.  First quarter production exceeded the first quarter of 2015 by 8% and was the result of planned higher grades and higher throughput as the mill reached a record first quarter performance of 52,314 tonnes per day.  Planned production in the first quarter was slightly higher than the fourth quarter due to higher grade and recovery, which also positively impacted cash costs.

In the first quarter of 2016, Canadian Malartic produced 73,613 ounces of gold on a 50%-basis, compared to 67,894 ounces of gold in the first quarter of 2015.  Cash costs were $557 per ounce of gold in the first quarter, compared to $632 per ounce in the first quarter of 2015.

Cash costs in the first quarter were 12% lower than the first quarter of 2015 and 8% lower than the fourth quarter of 2015.  These were positively impacted by higher production at higher grades, the depreciation of the Canadian Dollar, lower costs for fuel and explosives and lower quantity of waste mined.

In 2016, Canadian Malartic will continue to pursue opportunities with a focus on improvements to the grinding and crushing circuits in an attempt to optimize mill throughput and reduce overall planned maintenance downtime.  Increasing mining from higher grade zones and improvements in mining productivity are also anticipated during 2016.  In the medium to long-term, the Company is expecting to pursue opportunities to increase throughput by optimizing rock fragmentation.  Additionally, the mining sequence will be evaluated in order to determine the inclusion of other zones such as Odyssey and other near mine opportunities as these have the potential to provide new sources of ore for the mill.

Page | 15

Gualcamayo, Argentina

Gualcamayo exceeded expectations in the first quarter of 2016 which was the result of higher than planned grades and throughput. Gualcamayo is well positioned to meet annual production expectations. Production is expected to increase quarter-over-quarter from higher grades as part of the normal mining sequencing which calls for higher grades the second half of the year, and higher throughout from the build-up of ore inventory placed on the leach pad and the ramp-up of the sub-level caving in the underground mine.

Planned production was lower than the first quarter of 2015 due to lower gold grades and recoveries, which were in line with regular mining sequencing, offset by higher throughput.

In the first quarter of 2016, Gualcamayo produced 36,603 ounces of gold, compared to 46,177 ounces of gold in the same quarter of 2015.  Cash costs were $799 per ounce of gold in the first quarter of 2016, compared to $755 per ounce of gold in the first quarter of 2015.

Cash costs were slightly higher in the first quarter of 2016, compared to the first quarter of 2015 due to the lower production and local inflationary pressures offset by the devaluation of the Argentinian Peso and reductions in external expenses.

The near term exploration efforts at Gualcamayo are focused on Cerro Condor and Targets DK both adjacent to the current QDD Open Pit.  The medium term exploration work is being carried at Las Vacas, a target located to the west of the open pit which presents inferred mineral resources with high grade gold mineralization near surface and a geophysical anomaly down depth.

The Deep Carbonates project is a potential large scale, bulk tonnage underground operation beneath the current QDD pit limits with recoverable gold currently estimated at more than 1.1 million ounces.  The project continues to advance with the detailed review of a number of mining method alternatives to improve the capital spend profile and an economically viable arsenic treatment.  The mineralization is open in almost every direction and continued exploration is expected to further improve project economics.  The results of the aforementioned work will be evaluated during the course of 2016, whereupon a decision will be made as to whether to advance to a more detailed phase of study later in the year.

Page | 16

Mercedes, Mexico

At Mercedes, improved operational performance during the first quarter of 2016 was the result of a revised mine plan along with a more selective mining method and revisions to the mine's cost structure.  Following the successful transition in 2015, the focus has shifted to converting mineral resources to mineral reserves through definition drilling, while also focusing exploration on testing promising near-mine targets. Mercedes is also evaluating options to increase the mining rate and milling alternatives to improve recoveries.  With a continued focus on business optimization and operating efficiencies, Mercedes is well positioned to continue delivering on expectations for the remainder of 2016.

In the first quarter of 2016, Mercedes produced 24,304 ounces of gold and 124,620 ounces of silver, compared to 24,270 ounces of gold and 113,439 ounces of silver in the same quarter of 2015.  Cash costs were $635 per ounce of gold and $8.24 per ounce of silver in the first quarter of 2016, compared to $839 per ounce of gold and $11.20 per ounce of silver in the same quarter of 2015.

First quarter production was in line with the first quarter of 2015 for gold and 10% higher for silver mainly attributable to higher silver recovery. Mill throughput was in line with the first quarter of 2015, while the feed contribution from mining increased by 29%. Gold and silver production was also higher in the first quarter, compared to the fourth quarter due to higher grade, recovery and ore processed.

Cash costs benefited from several cost control initiatives in addition to local currency devaluation.

Minera Florida, Chile
At Minera Florida, gold and silver production were in line with plan and production is expected to increase over the course of 2016. Higher production is expected from increased ore extraction to feed both plants, which is expected to reduce overall costs. Lower gold and silver production, compared to the first quarter of 2015 was due to lower throughput and lower grades as defined by the mining sequence, offset by higher recoveries for both metals.

Page | 17

In the first quarter of 2016, Minera Florida produced 25,712 ounces of gold and 134,276 ounces of silver, compared to 28,113 ounces of gold and 142,328 ounces of silver in the same quarter of 2015.  Cash costs were $732 per ounce of gold and $9.65 per ounce of silver in the first quarter of 2016, compared to $731 per ounce of gold and $9.66 per ounce of silver in the same quarter of 2015.

Despite the lower production and lower credits for zinc due to an over 20% decrease in the realized price, cash costs were in line with the comparative quarter of 2015 as result of cost reduction initiatives and the devaluation of the Chilean Peso.

Progress on reducing down time in the underground mine continued during the first quarter with the results of these efforts expected to be realized in the second half of the year.  The Company also advanced initiatives relating to the processing plant that are expected to improve metal recoveries including process controls and analysis on zinc flotation which should continue in the following quarters.

Jacobina, Brazil

Jacobina exceeded expectations in the first quarter with significant improvements in production, recoveries and costs. Consistent with the mine plan, development and production from higher grade areas continued to advance, and Jacobina is well positioned to meet or exceed annual expectations.

In the first quarter of 2016, Jacobina produced 29,971 ounces of gold, compared to 18,591 ounces of gold in the same quarter of 2015.  Cash costs were $540 per ounce of gold in the first quarter of 2016, compared to $970 per ounce of gold in the first quarter of 2015.

Production in the first quarter of 2016 exceeded the first quarter of 2015 by 61% as the mine benefited from higher feed grade, throughput and recovery.  Higher throughput and grades also contributed to higher production compared to the fourth quarter of 2015.  Cash costs in the first quarter were lower compared to the first quarter of 2015 and the fourth quarter of 2015 by 44% and 12%, respectively, and were favourably impacted by higher production, reductions in external expenses and the devaluation of the Brazilian Real, which also positively impacted the AISC.

The exploration program at Jacobina continues to focus on mineral resource conversion and mineral reserve delineation aiming to extend mine life and promptly bring into production near mine discoveries. Results from Canavieiras Norte and Sul continue to return mineable widths of mineralization at grades generally and often significantly above mineral reserve grade.   Results from Moro Do Vento and João Belo are positive and in line with expectations.

Page | 18

Pilar, Brazil

Pilar had a record quarter for production in the first quarter of 2016, producing 21,847 ounces of gold, which is 14% higher than the 19,153 ounces of gold produced in the same period of 2015.  Higher production was the result of the contribution of production from Maria Lazarus, higher recoveries and higher throughput.  Maria Lazarus commenced production in August of 2015 and is expected to contribute, at full production, approximately 25,000 ounces of gold per year.

Cash costs were $632 per ounce of gold in the first quarter of 2016, compared to $839 per ounce of gold in the first quarter of 2015.  Cash costs were favourably impacted by the higher production and the devaluation of the Brazilian Real.

Fazenda Brasileiro, Brazil

First quarter resulted in a significant increase of 54% at Fazenda Brasileiro with a total of 18,524 ounces of gold, compared to 12,024 ounces of gold in the same quarter of 2015.  Cash costs decreased by 35% to $536 per ounce of gold in the first quarter, compared to $828 per ounce of gold in the first quarter of 2015.  Improved production and costs in the quarter were the result of mining higher grade ore from the previous quarter of 2015.  Cash costs were also favourably impacted by the devaluation of the Brazilian Real.

C1 Santa Luz, Brazil

In the third quarter of 2015, the modified process flowsheet was identified and a five month detailed metallurgical testwork program was completed at C1 Santa Luz (held within Brio Gold).  The results of the work were incorporated into a Preliminary Economic Assessment, which included an updated mine design and production schedule based on a new mineral resource in connection with current operating cost estimates and recovery parameters.  The modified process flowsheet allows for the processing of the carbonaceous minerals at C1 Santa Luz and the overall weighted average recovery is expected to be approximately 84%.

Page | 19

The Company completed an approximately 15,000 metre drill program at C1 Santa Luz in the first quarter of 2016 and the Company believes there will be significant conversion of mineral resources to mineral reserves. A new mineral reserve and mineral resource estimate is expected for C1 Santa Luz this year.  Detailed construction engineering is underway.  The results of the pre-feasibility study will be available by mid-year. Once operations resume, C1 Santa Luz is targeted to produce approximately 100,000 ounces of gold annually.

CONSTRUCTION AND DEVELOPMENT

Cerro Moro, Argentina

The Company announced, in early 2015, the formal decision to proceed with the construction of Cerro Moro and provided updated project parameters with respect to timing and capital investment.  During the course of 2015, detailed engineering for the 1,000 tonnes per day processing plant and mine was advanced to approximately 50% completion, in line with the published project execution schedule.  Included in the 2015 work program was the upgrading and extension of the site access road, conclusion of the locked-cycle metallurgical test work program, the placement of orders on various long-lead time items such as the tailings thickeners, and the continuation of the first stage of the construction camp.

The 2016 work program envisages the prudent ramp-up of site construction activities, the continuation of detailed engineering as well as the advancement of underground mining, in order to gain a better understanding of in-situ mining conditions. During the first quarter, the Company achieved three development objectives.  The Company completed 120 metres of total planned underground development for 2016 of 617 metres, which positions the Company ahead of schedule providing additional time to develop the competency for underground mining in the local workforce, the ramp-up of site construction continued, and detailed engineering is 65% complete, also ahead of schedule which is expected to be closer to 90% by year-end. This increases the comfort level on the construction process and details related to the plant eliminating ambiguities in construction schedule and potential delays.  The planned expenditure for 2016 is expected to be approximately $53 million and continues to reflect the previously reported execution schedule resulting in initial production the second quarter of 2018.  The current execution schedule allows for implementation of the Company's plans in light of the recent Argentinian regime change. Furthermore, this approach allows for further exploration drilling in order to increase the size of the Cerro Moro mineral resources, in addition to improving the current mineral resource categorization.

Page | 20

The Cerro Moro project contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining.  The feasibility study is based on annual production in the first three years of approximately 150,000 ounces of gold and 7.2 million ounces of silver, with annual production averaging approximately 130,000 ounces of gold and 6.4 million ounces of silver over an initial 6 year mine life at a throughput of 1,000 tonnes per day.  The concentrator will consist of a standard crushing, grinding and flotation circuit with a counter current decantation and a Merrill Crowe circuit included.

The Company believes that the Cerro Moro project offers significant opportunities for the conversion of mineral resources into mineral reserves and for further discoveries on the property.  This will serve to significantly improve the returns and value from this high grade project.

EXPLORATION

The Company continues to consider exploration to be a key to unlocking and creating further value for shareholders at existing operations.  The 2016 exploration program is focused on continuing to find higher quality ounces, being those ounces with the greatest potential to most quickly generate cash flow, and on infill drilling to do the work necessary to upgrade the existing inferred mineral resources.  In the first quarter of 2016, the Company spent approximately $20.1 million on exploration.

The following summary highlights the areas of focus for the 2016 exploration program and provides key updates from the first quarter of 2016.

Monument Bay, Canada

The 2016 exploration program at Monument Bay will focus on drilling to extend high grade zones located on the western, central and eastern portions of the Twin Lakes deposit. The 2016 program is expected to complete a total of approximately 14,600 metres. Much of the drill testing will occur during the winter season once the lakes freeze. When the winter drill program is complete, exploration will continue with the ore core assay program ("OCAP"), which reviews and collects samples from core drilling of the Twin Lakes deposit and was initiated by companies prior to the Company's acquisition. The Company will continue collecting air, water and terrestrial data surrounding the Twin Lakes deposit for baseline studies needed for future project permit documentation.

Page | 21

During the first quarter, the winter drill program focused on high-grade mineral resource extensions and converting uncategorized mineral resource blocks in the eastern and central portions of the Twin Lakes deposit.  A total of 2,378 metres distributed in 13 diamond drill holes were completed during the quarter. Most new holes encountered visually encouraging mineralization, and assay results received to-date returned positive results that should support mineral resource expansion and growth. The OCAP sampling program will resume late in the second quarter and continue into the third quarter.  The Company expects an increase in mineral resources based on the drilling work and re-sampling of historical logs and core.

Chapada, Brazil

The 2016 exploration program at Chapada will focus on increasing mineral resources at Sucupira and advancing near mine targets including Hidrothermalito Sul, Santa Cruz, Interpits and others.  The exploration program has budgeted $4.5 million to complete 25,000 metres of drill testing. Chapada has a $1.5 million budget to complete infill and ore delineation programs at Cava Norte, Cava Central and Corpo Sul and is expected to complete approximately 12,000 metres of drilling on these projects.

During the first quarter, four drill rigs were on-site testing Sucupira, Santa Cruz and Hidrothermalito with positive results being returned at Sucupira and Santa Cruz.  The exploration program completed 2,608 metres distributed in 15 diamond drill holes during the quarter. Drill results for Sucupira continue to extend the low grade halo and high grade core mineral envelop to the Southwest.  Extensions to depth of surface mineralization discovered last year at the Santa Cruz deposit were found within the potassic sericite halo formed in the muscovite chlorite schist that indicate a northwest trend of precious metal mineralization which will be followed up in the second quarter.

The infill program at Chapada completed 2,930 metres distributed in 28 diamond core holes during the quarter on the Cava Norte, Cava Central and Corpo Sul deposits. Results at Cava Norte and Cava Central are favourable and suggest extensions to mineral bodies are possible to the southeast.

El Peñón, Chile

The 2016 exploration program at El Peñón will focus on exploring for extensions of known ore bodies along strike and dip, developing and testing new targets that may add ounces to the mineral resource and eventual mineral reserve profile and upgrading of mineral resources to support production plans and strategic life of mine.  These programs at El Peñón are expected to complete a minimum of 148,000 metres of drilling.

Page | 22

During the first quarter, local exploration completed a total of 19,257 metres distributed in 52 holes, district exploration completed 6,996 metres in 12 holes and the infill program completed a total of 19,428 metres distributed in 62 holes. Positive results were returned from the local exploration program at the Abundancia, Dorada FW and Bonanza targets. Anomalous results received support continued exploration of the structural target which may link Pampa Campamento to the Quebrada Colorada and Quebrada Orito ore bodies. The infill program returned positive results from the Esmeralda, La Paloma, Martillo and Dorada FW drill programs.

Gualcamayo, Argentina

The 2016 exploration program at Gualcamayo will focus on infill drill testing of near QDD Main pit deposits, limited drilling to expand underground oxide mineralization at QDD Lower, infill drilling and exploration drilling at Las Vacas and exploration drilling at newly developed Sector Potenciales, Cerro Condor and DK targets, and mapping and sampling of select target areas.  The goal of all programs is to delineate new drilling targets that can immediately contribute oxide mineral resources that can rapidly be upgraded to mineral reserves.  The 2016 program at Gualcamayo is expected to complete a total of approximately 30,500 metres of drilling.

During the first quarter, exploration activities focused on sampling and mapping near QDD Main Pit, and resource drilling in the Gualcamayo pit. Two new, near pit targets named Cerro Condor and Sector Potenciales have been identified and are being drilled in the second quarter. These targets provide significant opportunity to increase oxide ore. Two drill rigs have been mobilized to site to test and extend the surface mineralization to depth.  Both targets are supported by 10 meter channel samples which returned results at or significantly above average mine ore grade.

Samples from the last eight drill holes in the Gualcamayo pit have been sent for external laboratory testing and the results are pending.  Results are expected early in the second quarter and will be used to help define a new drill program for the sector.

Page | 23

Also during the quarter, access roads and drill pads in Las Vacas were opened in support of the planned drilling program scheduled to begin early in the second quarter.

Mercedes, Mexico

The 2016 exploration program at Mercedes will focus on discovering new mineral bodies close to existing development, supporting mine production, exploring for extensions to mineralization along strike of the main Mercedes mine trend and testing geologic targets developed in late 2015.

The exploration drill program at Mercedes began late in the first quarter and is expected to complete a total of approximately 12,100 metres of drilling to test near mine parallel structure, extensions of known ore bodies and various geologic and geophysical targets. A total of 440 metres distributed in two diamond core holes were completed during March. The completed hole was logged and sampled with assay results pending.

Minera Florida, Chile

The 2016 exploration program at Minera Florida will focus on discovering new deposits with the majority of testing expected at Lorena Este, Tribuna Central, Tribuna Este and Millenium Norte, and is expected to complete a total of approximately 20,000 metres of drilling.

During the first quarter, the infill drilling advanced and continued to return positive results.  Surface exploration work continued during the quarter and has identified a number of targets for follow up, including the Tribuna Belt, which suggests the potential for a new mineralized corridor parallel to Tribuna-Rubí.

Jacobina, Brazil

The 2016 exploration program at Jacobina will focus on infill drilling in support of mineral resource conversion and mineral reserve delineation, and will continue to explore for the Main Reef beneath the Moro do Vento deposit.  The 2016 program at Jacobina is expected to complete a total of 36,000 metres of drilling.

Page | 24

During the first quarter, infill drilling continued at the Canavieras North and South, Morro do Vento and João Belo mines. Many of the infill holes at Canavieiras Norte and Sul cut several mineralized reefs in each hole whereas the holes at Moro do Vento and João Belo typically drilled through one or two reefs. Results from Canavieiras Norte and Sul continue to return mineable widths of mineralization at grades generally and often significantly above reserve grade. Results from Moro Do Vento and João Belo are positive and in line with expectations. Geologists continue to update the mineralization Isopach models to add in identified mineral trends at all mines.

Exploration at Morro Do Vento for the deep, structurally offset portion of the Main Reef continued during the first quarter with a decision on continuation of the drilling to be expected when sufficient results are gathered.

Cerro Moro, Argentina

The 2016 exploration program at Cerro Moro will focus on discovering a new high grade structure and expanding the current indicated mineral resources.  The 2016 program at Cerro Moro is expected to complete a total of approximately 16,000 metres of drilling.

Drilling in support of the 2016 exploration program at Cerro Moro began late in the first quarter.

Canadian Malartic Corporation, Canada

As 50-50 partners in the Canadian Malartic Corporation, Yamana and Agnico jointly explore the Kirkland Lake, Hammond Reef, Pandora, and the Wood-Pandora properties.  The 2016 exploration program will focus on underground and surface exploration at Pandora for Lapa style mineral bodies, and upgrading the known Odyssey mineral deposit at the Canadian Malartic mine to inferred mineral resources.  At Odyssey, the 2016 program is expected to complete approximately 60,000 metres of drilling to obtain a nominal 100 metre by 100 metre drill grid.  At Pandora, the 2016 program is expected to extend the exploration tunnel while drilling the near surface and deeper underground accessible targets until the third quarter when the Lapa mine's operations are schedule to shut down.

During the first quarter, a total of 18,861 metres distributed in 18 diamond drill holes were completed at Odyssey and a total of 6,877 metres distributed in 14 diamond drill holes were completed at Pandora.  The Odyssey drill program continues to define the north and south mineral bodies and has discovered two, previously unknown mineralized structures. Geologic and mineralization models have identified two zones within the north zone where cross-cutting structures have created blow-out zones of mineralization much wider than other portions of the deposits.  Additional focused drilling of these swell zones will follow the initial 100 meter by 100 meter program in the third quarter to better define the mineral inventory.  Exploration activity at Kirkland Lake included data compilation and completing 35 kilometres of line-cutting in preparation of an IP geophysical survey to be initiated in the second quarter.

Page | 25

Fazenda Brasileiro, Pilar and C1 Santa Luz

The 2016 exploration program at Fazenda Brasileiro and Pilar will focus on infill and mineral resource expansion drilling in support of operations. C1 Santa Luz, drilling will be focused on obtaining more drilling to detailed metallurgical information for the previously defined orebody.

The 2016 program at Fazenda Brasileiro is expected to complete approximately 90,000 metres of drilling. The 2016 drill program will focus on mineral resource discovery and increasing mineral reserves within targets located at E388, E-Ramp, C240 and other high potential areas. A total of 22,983 meters distributed in 206 drill holes were completed during the first quarter. Positive results were returned at E388 East, E51 and at D200W (down dip of E388 GAP).

The 2016 exploration and infill programs at Pilar have budgeted approximately 58,000 meters of infill drilling at the Pilar and Maria Lazarus Mines and 3,000 meters of exploration on the Tres Buracos target. During the quarter, 8,333 meters distributed in 33 holes were completed at Pilar and 1,712 meters distributed in 8 holes were completed at Maria Lazarus. Infill results are considered to be positive and in line with expectations at both mine areas. The exploration drill program at Tres Buracos will take place later in the year.

At C1 Santa Luz, an 8,000 meter drill program to define the carbon enriched portion and oxide/sulfide contact in the C1 pit, which began in November 2015 was concluded in the first quarter.  The program was a success and the newly identified boundaries will support an updated mine plan to feed and process these mineral types through a modified plant sequence. A similar modest drill program is currently underway at the Antes 2 and 3 satellite deposits. The Company believes there will be significant conversion of mineral resources to mineral reserves. A new mineral reserve and mineral resource estimate is expected for C1 Santa Luz this year.

Page | 26

FIRST QUARTER 2016 CONFERENCE CALL INFORMATION

The Company will host a conference call and webcast to discuss first quarter 2016 results on May 5, 2016 at 8:30 a.m. ET.

Toll Free (North America):	1-800-355-4959
Toronto Local and International:	416-340-8527
Webcast:	www.yamana.com

Conference Call Replay:

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	7771300
The conference call replay will be available from 12:00 p.m. ET on May 5, 2016 until 11:59 p.m. ET on May 19, 2016.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

ANNUAL MEETING OF SHAREHOLDERS

The Company's annual meeting of shareholders will take place on May 5, 2016 at 11:00 a.m. ET at the Design Exchange, Toronto-Dominion Centre, 234 Bay Street, Toronto, Ontario, Canada.

For those unable to attend the meeting in person, a live video and audio webcast including slide presentation will be accessible through Yamana's website.

ABOUT YAMANA

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

Page | 27

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference "forward-looking statements" and "forward-looking information" under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company's strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company's expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso and the Mexican peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company's hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company's plans and objectives and may not be appropriate for other purposes.

NON-GAAP AND ADDITIONAL MEASURES

The Company has included certain non-GAAP measures including Cash costs per ounce of gold, Cash costs per ounce of silver, Co-product cash costs per ounce of gold, Co-product cash costs per ounce of silver, Co-product cash costs per pound of copper, All-in sustaining costs per ounce of gold, All-in sustaining costs per ounce of silver, All-in sustaining co-product costs per ounce of gold, All-in sustaining co-product costs per ounce of silver, Adjusted earnings or loss, Adjusted earnings or loss per share and Net debt, to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS.  The term IFRS and generally accepted accounting principles ("GAAP") are used interchangeably throughout this press release.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CASH COSTS AND ALL-IN SUSTAINING COSTS

For definitions and descriptions, refer to Section 14 of the Company's Annual Management Discussion and Analysis for the year ended December 31, 2015.

Page | 28

Beginning January 1, 2016, the Company revised its definition of cash costs to include, in addition to mine site direct costs, all previously un-allocated general and administrative expenses related to the mine site.  Additionally, the Company has excluded the impact from Alumbrera, the results of which are now considered negligible for performance measurement purposes.  Comparative balances have been restated accordingly to conform to the change in presentation adopted in the current period.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

For definitions and descriptions, refer to Section 14 of the Company's Annual Management Discussion and Analysis for the year ended December 31, 2015.

Reconciliations of Adjusted Earnings to Net Earnings are provided in Section 5.1, First Quarter Overview of Financial Results of the MD&A for the three months ended March 31, 2016.
ADJUSTED OPERATING CASH FLOWS

For definitions and descriptions, refer to Section 14 of the Company's Annual Management Discussion and Analysis for the year ended December 31, 2015.

Reconciliations of Adjusted Operating Cash Flows are provided in Section 5.1, Overview of Financial Results of the MD&A for the three months ended March 31, 2016.

NET DEBT

The Company uses the financial measure "Net Debt" to supplement information in its Consolidated Financial Statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's performance.  The presentation of Net Debt is not meant to be a substitute for the debt information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date.

NET FREE CASH FLOW

The Company uses the financial measure "Net Free Cash Flow" to supplement information in its Consolidated Financial Statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's performance.  The presentation of Net Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period. Reconciliations of Net Free Cash Flow are provided in Section 3, Outlook and Strategy of the MD&A for the three months ended March 31, 2016.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  The following other financial measures are used:

•	Gross margin excluding depletion, depreciation and amortization- represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization.
•	Mine operating earnings - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax recovery/expense.
•	Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.
•	Depletion, depreciation and amortization ("DDA") per ounce of gold and silver, and per pound of copper — is a unitary measure of DD&A, based on ounces of gold and silver, and pound of copper sold to supplement the Company's disclosure with respect to the performance of each of the operation mines.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies.  The Company's management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries.  These, in management's view, provide useful information of the Company's cash flows from operating activities and are considered to be meaningful in evaluating the Company's past financial performance or the future prospects.

Page | 29